PLEDGE AGREEMENT



     AGREEMENT made this 1st day of November, 1999, between KENNETH N.

MUSEN, as Trustee of The Cheryl Anne Chase Family Spray Trust (the

"Pledgor") and RHODA CHASE, individually (the "Pledgee").



     1.   PLEDGE. To secure the payment of a promissory note of even date herewith in the amount of $4,272,154, payable by the Pledgor to the Pledgee and any renewals or extensions thereof (the "Note"), the Pledgor hereby pledges and grants to the Pledgee a continuing security interest in 514,098 common shares of stock (the "Pledged Shares") in First International

Bancorp., Inc. (the "Corporation"), which the Pledgor has purchased concurrently herewith from the Pledgee pursuant to a purchase agreement of even date herewith (the Pledged Shares shall be referred to as the

"Collateral").  The Pledgee shall hold the Collateral as security for repayment of the Note and shall not encumber or dispose of the Collateral except in accordance with the provisions of paragraphs 4 and 5 hereof.



     2.   INCIDENTS OF OWNERSHIP.  The assignment made hereby is executed as collateral security and the execution and delivery hereof shall not impair or diminish the Pledgor's right to exercise all incidents of ownership with respect to the Collateral and to receive all income therefrom; provided, that in the event that there is a default with respect to the Note (an "Event of Default"), the Pledgee shall have the right to receive income from the Collateral, which shall be applied by the Pledgee to installments of principal and interest under the Note in inverse order of maturity.



     3.   PLEDGED SHARES.  In the event that during the term of this

Agreement, any share dividend, reclassification, readjustment or other change is declared or made in the capital structure of the Corporation, or subscription warrants or any other rights or options shall be issued in connection with the Pledged Shares, all such new, substituted and additional shares or other securities issued by reason of any such change,

and all such warrants, rights and options shall be immediately delivered by the Pledgor to the Pledgee, with stock powers executed in blank, and shall be held by the Pledgee under the terms of this Agreement in the same manner as the Pledged Shares.



     4.   PAYMENT OF NOTE.  Upon final payment of all amounts due under the

Note, the Pledgee shall transfer and deliver to the Pledgor all of the

Collateral and any rights received by the Pledgee as a result of the beneficial ownership thereof.



     5.   DEFAULT.  Upon occurrence of an Event of Default, the Pledgee may declare the unpaid Note balance, together with all other amounts owed pursuant to the Note, immediately due and payable in full and the Pledgee shall have the rights and remedies of a secured party as provided in the

Uniform Commercial Code as enforced in the State of Connecticut



     6.   FURTHER ACTIONS.  The Pledgor agrees to join with the Pledgee in executing such documents or instruments as may be required or deemed necessary by the Pledgee for the purposes of effecting, perfecting or continuing the Pledgee's security interest in the Collateral.



     7.   TERMINATION.  Upon satisfaction of all payments due under the

Note, the Pledgor shall be released from all further obligations hereunder and all rights to hold by the Pledgee as a result of this Agreement shall be returned to the Pledgee.



     8.   GOVERNING LAW.  This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Connecticut.



                              PLEDGOR:


                              /s/ KENNETH N. MUSEN
                              KENNETH N. MUSEN, as Trustee of
                              The Cheryl Anne Chase Family Spray Trust
                              and not individually or in any other capacity



                              PLEDGEE:


                              /s/ RHODA CHASE
                              RHODA CHASE, Individually